August 7, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Wyman and Angela Connell

VIA EDGAR

Re:	InterCure Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2024
File No. 001-40614

Dear Mr. Wyman and Ms. Connell:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated July 15, 2025 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2024

Non-IFRS Financial Measures, page 3

1.	We note your use of Adjusted EBITDA, which represents EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Please quantify the components of the adjustment for “other expenses, net” and explain your consideration of Item 10(e) of Regulation S-K in excluding these amounts from your Non-IFRS measure. In this regard, based on your reconciliation on page 74, “other expenses, net” appears to represent the most significant adjustment in arriving at Adjusted EBITDA.

Response: In response to the Staff’s comment, we respectfully advise that we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors evaluates our results. As defined in our filings, Adjusted EBITDA means net income (loss) before interest, taxes, depreciation and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). We believe the adjustments reflect non-recurring or non-cash items that our management, board of directors and others believe are appropriate to provide an additional measure of our underlying earnings performance.

The components of the adjustment for “Other expenses, net” are as follows, which we believe reflects appropriate adjustments in accordance with Item 10(e) of Regulation S-K:

in NIS thousands	Notes	2024	2023
Other expenses, net	1	(12,807)	47,138
War-related damage compensation from the tax authorities	2	42,468	28,154
Inventory impairment	3	15,960	-
Financial debt impairment	4	16,878	-
Total		62,499	75,292

Notes:

1.	We deducted the total amount of the caption “Other expenses, net” as presented in our Consolidated Statements of Profit or Loss and Other Comprehensive Income on page F-5 of our annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”). In each of the years ended December 31, 2024 and 2023. Other expenses, net consisted of: M&A-related costs, revaluations, impairments, and other one-time or non-operational items.

2.	We added back NIS 42 million and NIS 28 million (for 2024 and 2023, respectively) of damage compensation related to the “Iron Swords” war between Hamas and Israel (the “War”) from the Israel Tax Authority, which was included in the “Other expenses, net” caption, as it reflects compensation for loss of profit (i.e., the equivalent earning in prior periods which were earned during the regular course of business were presented in EBITDA and Adjusted EBITDA and accordingly we believe it is appropriate that the compensation for loss of profit should be included in the EBITDA and Adjusted EBITDA, to help facilitate the comparison between the periods).

3.	We added back inventory impairment, which was recorded for the first time since our inception and resulted from a decline in inventory value, mainly due to the impact on our product portfolio following the War, which affected the sales of existing inventory. We do not expect this item to recur in the foreseeable future.

4.	We added back financial debt impairment, which was recorded for the first time since our inception outside of our Other expenses, due to the deteriorated financial condition of one of our debtors as a result of the War. We do not expect this item to recur in the foreseeable future.

We adjusted for these amounts in calculating Adjusted EBITDA after considering, inter alia, Item 10(e)(1)(ii)(B) of Regulation S-K. We do not believe the inventory impairment and financial debt impairment charges are reasonably likely to recur within two years and there was no similar charge or gain within the prior two years. We also believe that the adjustment for War-related damage compensation from the Israel Tax Authority is an appropriate adjustment to help present a clear picture of our earnings had the War not occurred.

We further believe that our filing complies with the disclosure requirements listed in Item 10(e)(1) of Regulation S-K.

In future filings, we will add disclosure regarding the individual components of Other expenses, net to the extent we adjust for such expenses in future calculations of Adjusted EBITDA.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 74

2.	Please tell us your consideration of providing disaggregated revenue disclosure in future filings by brand and/or type of product. In this regard, we refer to your list of branded pharmaceutical-grade products on page 48.

Response: In response to the Staff’s comment, we respectfully advise that we had presented a list of branded pharmaceutical-grade products to demonstrate the scope and range of our business offerings. While we recognize that disaggregated revenue may provide relevant information in some situations, we have determined that such disclosure would not provide relevant information or be required or material for readers of our Annual Report or potential investors.

Although our revenue stream is comprised of over 100 distinct pharmaceutical-grade products under various brand names, we have determined that as a result of the similarity of the contract terms and characteristics, profitability profile, working capital requirements and product life cycle of the product lines within our revenue stream, subject to immaterial differences, presenting a more detailed revenue breakdown would not provide a more meaningful depiction of revenue.

In future filings we intend to remove the list of branded pharmaceutical-grade products to streamline the presentation of our products to be consistent with the aggregated revenue disclosure in our filings.

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Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-5

3.	Please explain how your Unrealized changes to fair value adjustments of biological assets of NIS 6.5 million and Loss from fair value changes realized in the current year of NIS 11.8 million were calculated. Please also explain how these amounts correlate to the NIS 1.6 million change in fair value less selling costs as disclosed on page F-29.

Response: In response to the Staff’s comment, we respectfully advise that the calculation of changes in the fair value of biological assets includes two components:

(i)	Unrealized fair value changes (gains/losses) – representing the impact of changes in fair value for medical cannabis plants, prior to their harvesting, which are defined as biological assets and had not been sold as of the balance sheet date.

(ii)	Realized fair value changes (gains/losses) – representing the impact of changes in fair value for medical cannabis plants which have been harvested, transferred to Inventory and sold during the reporting period.

The calculation of each component for the twelve months ended December 31, 2024 (the “Reporting Period”), which is consistently applied for each of the years ended December 31, 2024 and December 31, 2023, is as follows:

(i)	Unrealized fair value changes (gains/losses): the difference between the fair value per gram and the production cost per gram (the “FV Difference”), multiplied by the quantity of biological assets on hand as of December 31, 2024 (the “Reporting Date”).

(ii)	Realized fair value changes (gains/losses): the FV Difference, multiplied by the quantity sold during the Reporting Period.

We note that while the above calculation resulted in unrealized fair value gains of approximately NIS 1.6 million for the Reporting Period, the Company has mistakenly reported an amount of NIS 6.5 million. This immaterial error corresponds to an error in the caption “Cost of revenue before fair value adjustments” which was presented as NIS 203.2 million and should have been NIS 198.4 million. We note that both “Unrealized changes to fair value adjustments of biological assets” and “Cost of revenue before fair value adjustments” are components of the Company’s Cost of Revenue.

After evaluating this misstatement based on both a quantitative and a qualitative perspective and based on there being no impact on gross profit, revenues total comprehensive loss for the year, total assets, total liabilities, total equity, cash flows or other line items in the financial statements, we have determined that no retroactive restatement is required, and we will correct this immaterial error in future filings.

To facilitate the Staff’s review of our response, the following table shows a breakdown of the calculation for Gross profit as included in the Annual Report (V0) and as would have been calculated without the immaterial error in unrealized fair value gains (V1):

in NIS thousands	V0	V1
Revenue	238,845	238,845
Cost of revenue before fair value adjustments	203,252	198,375
Gross income before impact of changes in fair value	35,593	40,470
Unrealized changes to fair value adjustments of biological assets	6,458	1,581
Loss from fair value changes realized in the current year	(11,818)	(11,818)
Gross profit	30,233	30,233

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We acknowledge to the Commission that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time or require additional information, please do not hesitate to contact our legal counsel, Howard Berkenblit, Esq. at (617) 338-2979 of Sullivan & Worcester LLP.

Sincerely,

/s/ Amos Cohen
Amos Cohen
Chief Financial Officer
InterCure Ltd.

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